Sept. 3, 2021
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549
ATTN: Document Control – Edgar
RE:	RiverSource Life Insurance Company
  on behalf of RiverSource Variable Account 10
Post-Effective Amendment No. 7 on Form N-4
File Nos. 333-230376/811-07355
RiverSource RAVA 5 Advantage Variable Annuity
(offered for contract applications signed on or after April 29, 2019)
Dear Mr. Cowan:
On behalf of RiverSource Variable Account 10 (“Registrant”), RiverSource Life Insurance Company (“Company”) is filing electronically Registrant’s Post-Effective Amendment No. 7 (“Amendment No. 7”) on Form N-4 pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended (the “1933 Act”). The purpose of this Amendment No. 7 is to update the registration statement to conform to the amendments to Form N-4 adopted by the Securities and Exchange Commission (the “SEC”) on March 11, 2020. (See Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts, Release No. 33-10765 (the “Release”)).
After this Amendment No. 7 (or a subsequently filed post-effective amendment) becomes effective, the Company intends to rely on Rule 498A under the 1933 Act to use summary prospectuses with respect to the registration statement.
RVS Life Insurance Company and RiverSource Life Insurance Co of NY, a subsidiary of RVS Life, intend to submit at a future date, a formal request to the SEC pursuant to Rule 485(b)(1)(vii) under the 1933 Act to use this Amendment No.7 or a subsequently filed post-effective amendment as the template for making substantially identical changes (in terms of overall compliance with the Release) to certain other variable annuity contract registration statements.
If you have any questions regarding this filing, please contact me at (612) 678-5337 or Boba Selimovic at (612) 671-7449.
Very truly yours,
/s/ Nicole D. Wood
Nicole D. Wood Assistant General Counsel and Assistant Secretary